March 3, 2022

VIA EDGAR TRANSMISSION

Mr. Jeremy Esperon

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Mr. Esperon:

On January 23, 2022, the Registrant filed a preliminary proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934 in connection with the AlphaCentric Robotics and Automation Fund (the “Fund”). In a telephone conversation on February 1, 2022, you provided comments to the Proxy Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the Proxy Statement.

Comment 1: Defining robotics and automation to include all the industries listed, several of which are in different sectors, suggests that the Fund is reserving impermissible discretion as to concentration. The Fund’s classification of what is included within an industry or group of industries has to be reasonable, and industry classifications must not be so broad that the primary economic characteristics of the companies in an industry are materially different.

Please revise the policy consistent with this comment. For example, the policy could be revised to state that the Fund will concentrate in securities issued by companies in the robotics and automation industries, but will not concentrate in any other industry or group of industries. In light of this comment, we are asking the Fund not to mail the proxy or file the definitive proxy until the comment is resolved.

Response: The Registrant has given the Staff’s comment careful consideration. The Registrant respectfully declines to adopt the Staff’s suggested concentration policy because “robotics and automation” is not a recognized industry under either the Global Industry Classification Standard or the Bloomberg Industry Classification Systems and, therefore, would seemingly further compound the issue identified by the Staff with the Registrant’s original proposal.

The Registrant has amended Proposal 1 of the Proxy Statement to state the following:

Mr. Jeremy Esperon

March 3, 2022

To approve a change in the Fund’s fundamental industry concentration policy to require that the Fund invest more than 25% of its net assets in securities issued by companies operating within the machinery, electrical equipment, healthcare equipment and supplies and healthcare technology industries, collectively. Currently, recognized industry classification systems do not recognize robotics and automation as an industry. The industries listed in the Fund’s concentration policy are those where many robotics and automation companies are currently classified. Industry classification systems evolve over time and if robotics and automation were to be recognized as an industry, it will be included in the Fund’s concentration policy. ~~industries related to robotics and automation, collectively, which are currently deemed by the sub-advisor to include aerospace and defense, biotechnology, auto components, electrical equipment, healthcare equipment and supplies, healthcare technology, household durables, life sciences tools and services, machinery, metals and mining, semiconductors and semiconductor equipment, software and technology hardware, storage and peripherals.~~

Companies operating within the machinery, electrical equipment, healthcare equipment and supplies and healthcare technology industries share the same primary economic characteristics. Companies in each of these industries include producers of highly technical machines and equipment. They are highly dependent on a strong economy, increased capital spending and the desire to invest in the future and improve lifestyles. When the economy is strong, consumers seek to purchase advanced, specialized equipment, particularly equipment that reduces or eliminates manual labor and maximizes output with consistency and accuracy. Such equipment comes at a premium, and the demand for such equipment is reduced during periods of economic contraction and consumer spending slow-downs. This significantly narrower scope should eliminate any concern that the Fund is reserving impermissible discretion as to concentration.

The Registrant has made additional changes to the Proxy Statement consistent with this narrowed proposal as reflected in the attached redline.

Comment 2: In the description of the Proposal, please consider explaining why a vote of shareholders is being requested. For example, you might say that the 1940 Act requires the Fund to adopt and disclose a concentration policy and that because such concentration policy is fundamental, it may only be changed with the approval of a majority of the Fund’s outstanding voting securities.

Response: The Registrant has amended the Proxy Statement to state the following:

Section 8(b)(1) of the 1940 requires the Fund to disclose whether it has adopted a policy to concentrate investments in a particular industry or group of industries. Section 13(a)(3) of the 1940 Act requires the Fund to obtain shareholder approval to change its concentration policy. In this proposal, shareholders of the Fund are

Mr. Jeremy Esperon

March 3, 2022

being asked to amend the fundamental industry concentration policy of the Fund ~~to include companies operating within industries related to robotics and automation. The Fund’s sub-advisor, Contego Capital Group, Inc. (the “Sub-Advisor”), currently deems such industries to include aerospace and defense, biotechnology, auto components, electrical equipment, healthcare equipment and supplies, healthcare technology, household durables, life sciences tools and services, machinery, metals and mining, semiconductors and semiconductor equipment, software and technology hardware, storage and peripherals. Therefore, shareholders are being asked to approve~~  by approving a concentration policy to continuously invest at least 25% of the Fund’s assets in securities issued by companies operating within the machinery, electrical equipment, healthcare equipment and supplies and healthcare technology ~~in these~~ industries collectively.

Comment 3: Please disclose what impact, if any, the proposed change in fundamental policy will have on the Fund’s investment objective and on its current portfolio and industry exposure. If appropriate, please disclose that the Fund may incur significant portfolio turnover if the proposed change is approved.

Response: The Registrant has amended the Proxy Statement to state the following:

Recently, the Fund’s advisor, AlphaCentric Advisors LLC (the “Advisor”), and the Sub-Advisor proposed a change to the Fund’s investment strategy, which was approved by the Board. Pursuant to such proposal, the Fund would continue to invest in a portfolio of U.S. and foreign common stock of companies in innovative and breakthrough technologies across multiple sectors, but would seek to expand the scope of the industries within those sectors to include ~~all~~ healthcare equipment and technology companies related to robotics and automation. No changes are being proposed to the Sub-Advisor’s proprietary screens or quantitative criteria for identifying companies worldwide with innovation technologies and potential for long-term performance. If approved, the proposal will have no impact on the Fund’s investment objective, but will likely lead to some portfolio turnover and less exposure to companies in the machinery and electrical equipment industries. The Advisor, Sub-Advisor and the Board believe that changing the industry concentration policy is in the best interests of shareholders because it would better align the policy with the industries that are leading the advancements in robotics and automation.

Comment 4: Please elaborate on the factors that the Board considered in determining to approve the proposed change in fundamental policy. Disclose when the change will take effect if approved by shareholders, and what will happen if shareholder approval is not obtained.

Mr. Jeremy Esperon

March 3, 2022

Response: The Registrant has amended the Proxy Statement to state the following:

The Board approved the proposed change to the Fund’s industry concentration policy on November 15-16, 2021 subject to approval by shareholders of the Fund representing a majority of its outstanding voting securities. In reaching its conclusion, the Board considered that robotics and automation affects a wide range of industries, but that the Sub-Advisor had identified a few industries where significant advancements were concentrated. The Board confirmed with the Fund’s portfolio manager that the Fund sought to invest in companies in the supply chain for the production of robotic and automated machines, equipment and supplies, and that in addition to companies in the machinery or electrical equipment industries, healthcare equipment and technology companies were leading the advancements in robotics and automation. The Board concluded that including this industry group in the concentration policy would allow the Fund to maximize its exposure to robotics and automation and their impact on the economy. If shareholders approve the proposal, the Fund’s prospectus will be amended and the new concentration policy will be implemented upon the effective date of the amended prospectus. If shareholder approval is not obtained, no changes will be made to the Fund’s prospectus or concentration policy and the current concentration policy will remain in effect.

Comment 5: In the fourth paragraph under the heading “Voting Securities and Voting,” please revise the first sentence to reflect that broker non-votes are not counted for quorum purposes and delete the last paragraph in the section.

Response: The Registrant has amended the Proxy Statement to state the following:

When a proxy is returned as an abstention ~~or “broker non-vote” (i.e., shares held by brokers or nominees, typically in “street name,” as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote and (ii) the broker or nominee does not have discretionary voting power on a particular matter)~~, the shares represented by the proxy will be treated as present for purposes of determining a quorum and as votes against Proposal 1.

The Registrant has deleted the last paragraph under the heading “Voting Securities and Voting” in its entirety.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Mr. Jeremy Esperon

March 3, 2022

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

Attachment

cc: JoAnn M. Strasser

Elisabeth Bentzinger, Esq.